Exhibit 99.4

FORM LETTER
EXIDE TECHNOLOGIES

21,428,571 Shares of Common Stock

Offered Pursuant to Rights Distributed to Shareholders of
Exide Technologies

[          ], 2006

Dear Shareholders:

This notice is being distributed by Exide Technologies (“Exide”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at the close of business on [          ], 2006 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the Exide prospectus dated [          ], 2006 (the “Prospectus”).

In the Rights Offering, Exide is offering an aggregate of 21,428,571 shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised, at 5:00 p.m., Eastern Daylight Time, on [          ], 2006, unless extended in the sole discretion of Exide (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive 0.85753 Rights for each share of Common Stock owned of record as of the close of business on the Record Date.

Each full right will allow you to subscribe for one share of Common Stock (the “Subscription Privilege”) at the cash price of $3.50 per share (the “Subscription Price”).

The Rights will be evidenced by non-transferable Rights certificates (the “Rights Certificates”) and will cease to have any value at the close of business on the Expiration Date.

Enclosed are copies of the following documents:

1. Prospectus;

2. Rights Certificate;

3. Instructions as to the Use of Exide Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by Exide Technologies and Guidelines for Request for Taxpayer Identification Number and Certification of Substitute Form W-9); and

4. A return Envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.

Your prompt action is requested. To exercise Rights, you should properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of common Stock subscribed for pursuant to the basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., Eastern Daylight Time, on the Expiration Date. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from Georgeson Shareholder Communications Inc., the Information Agent. The Information Agent’s telephone number is (888) 206-5896 (or (212) 440-9800 for banks and brokerage firms).

Very truly yours,

Exide Technologies

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